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Exhibit 99.1

Press Release

B Communications Announces Proposed Offering Of Up To
$775,000,000 Aggregate Principal Amount Senior Secured Notes

Ramat Gan, Israel—January 30, 2014—B Communications Ltd. (NASDAQ Global Select Market and TASE: BCOM) announced today that it proposes to offer up to $775,000,000 aggregate principal amount of Senior Secured Notes (the "Notes") in U.S. dollar and euro tranches, subject to market conditions. The U.S. dollar Notes are to be offered and sold in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and to certain qualifying Israeli investors in Israel in offshore transactions in reliance on Regulation S under the Securities Act. The euro Notes are to be offered and sold only to certain qualifying investors in offshore transactions in reliance on Regulation S under the Securities Act.

The Notes will be senior obligations of B Communications and will be guaranteed by its two wholly-owned subsidiaries, B Communications (SP1) Ltd. and B Communications (SP2) Ltd. on a senior secured basis.

B Communications plans to use the net proceeds from the offering to repay all amounts outstanding under the loans it incurred to acquire its controlling interest in Bezeq—The Israel Telecommunications Corp. Ltd. ("Bezeq") and to deposit funds into a debt service account. In addition, subject to the completion of the Notes offering, B Communications intends to redeem using its unrestricted cash on hand all of its outstanding Series A Debentures (NIS 186 million as of September 30, 2013).

The Notes have not been registered under the Securities Act or any state securities laws. They may not be offered or sold within the United States, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale of the Notes in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About B Communications Ltd.

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in Bezeq (TASE: BZEQ), Israel's largest telecommunications provider. B Communications shares are traded on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange under the symbol BCOM.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen—IR Manager
idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Mor Dagan—Investor Relations
mor@km-ir.co.il / Tel: +972-3-516-7620

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  Exhibit 99.1